SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13D	Estimated average burden hours per response. . 14.9

Under the Securities Exchange Act of 1934
(Amendment No.     )(1)

DOCENT, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

25608L106

(CUSIP Number)

Mr. Steven Esau
Click2learn, Inc.
110 – 110th Avenue NE
Suite 700
Bellevue, WA  98004

425-637-5829

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25608L106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Click2learn, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power N/A

	8.	Shared Voting Power 936,445

	9.	Sole Dispositive Power N/A

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 936,445(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 6.84%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)  936,445 shares of Common Stock of Docent, Inc., a Delaware corporation (“Docent”) are subject to Voting Agreement entered into by Click2learn, Inc. and certain shareholders of Docent (discussed in Items 3 and 4 below).  This information is based solely on information provided by Docent.  The share numbes and percentages listed are based on information as of October 15, 2003 and include an aggregate of 595,215 shares issuable pursuant to options that are exercisable within 60 days of October 15, 2003.  Click2learn expressly disclaims beneficial ownership of any of the shares of Docent Common Stock covered by the Voting Agreement.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share, of Docent, Inc. (“Docent” or “Issuer”).  The principal executive offices of Docent are located at 2444 Charleston Road, Mountain View, CA  94043.

Item 2.	Identity and Background

(a)-(b)     The name of the corporation filing this statement is Click2learn, Inc., a Delaware corporation (“Click2learn”).  Click2learn helps organizations and government agencies improve business performance with a comprehensive set of next-generation enterprise productivity software applications.  Its principal office and business address is 110 – 110th Avenue NE, Suite 700, Bellevue, WA  98004.

(c)           Set forth in Schedule A is the name of each of the Click2learn directors and officers, along with the present principal occupation or employment and citizenship of such director and executive officer and the name, principal business and address of any corporation or other organization in which such employment is conducted, as of the date hereof to Click2learn’s knowledge.

(d)           Neither Click2learn nor, to Click2learn’s knowledge, any person named on Schedule A hereto, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Neither Click2learn nor, to Click2learn’s knowledge, any person named on Schedule A hereto, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to an Agreement and Plan of Reorganization dated as of October 20, 2003 (the “Merger Agreement”), among Click2learn, Hockey Merger Corporation, a Delaware corporation (“Newco”), Devil Acquisition Corporation, a Delaware corporation, Canuck Acquisition Corporation, a Delaware corporation, and Docent, and subject to the conditions set forth therein (including approval by stockholders of Click2learn and Docent), two wholly-owned subsidiaries of Newco will merge with and into Click2learn and Docent, respectively, and Click2learn and Docent will become wholly-owned subsidiaries of Newco (the “Surviving Corporations”) (the merger of Devil Acquisition Corporation with Docent constituting the “Docent Merger”, the merger of Canuck Acquisition Corporation with Click2learn constituting the “Click2learn Merger” and such mergers collectively constituting the “Merger”).

As an inducement for Click2learn to enter into the Merger Agreement and in consideration thereof, certain stockholders of Docent entered in an agreement with Click2learn (the “Docent Voting Agreement”) whereby each such stockholder (collectively “the Docent Voting Agreement Stockholders”) agreed, severally and not jointly, to vote all of the shares of Docent Common Stock beneficially owned by him or her in favor of approval and adoption of the Merger Agreement and approval of the Docent Merger and certain related matters. Click2learn did not pay additional consideration to any Docent Voting Agreement Stockholder in connection with the execution and delivery of the Docent Voting Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Docent Voting Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copies of the Merger Agreement and Docent Voting Agreement included as Exhibits A and B hereto, respectively.

Item 4.	Purpose of Transaction

(a)-(b)     As described in Item 3 above, this statement relates to the Merger of two wholly-owned subsidiaries of Newco (the “Merger Subs”), with and into Click2learn and Docent, respectively, in two statutory mergers pursuant to the applicable provisions of Delaware Law.  At the effective time of the Merger, the separate existence of Merger Subs will cease and Click2learn and Docent will continue as wholly-owned subsidiaries of Newco.  Each holder of outstanding Docent Common Stock will receive, in exchange for each share of Docent Common Stock held by such holder .9525 shares of Newco Common Stock.  Each holder of outstanding Click2learn Common Stock will receive, in exchange for each share of Click2learn Common Stock held by such holder .4144 shares of Newco Common Stock.  Newco will assume each outstanding option to purchase Click2learn Common Stock and Docent Common Stock under Click2learn’s and Docent’s stock option plans.  Furthermore, all rights to purchase shares of Click2learn Common stock under Click2learn’s Employee Stock Purchase Plan shall be converted into rights to purchase shares of Newco Common Stock and shall be assumed by Newco.

As an inducement for Click2learn to enter into the Merger Agreement and in consideration thereof, certain stockholders of Docent entered into a voting agreement with Click2learn (the “Docent Voting Agreement”), whereby each such stockholder (collectively, the “Docent Voting Agreement Stockholders”) agreed, severally and not jointly, to vote all of the shares of Docent Common Stock beneficially owned by him in favor of approval and adoption of the Merger Agreement and approval of the Docent Merger and certain related matters.  Docent did not pay any additional consideration to any Docent Voting Agreement Stockholder in connection with the execution and delivery of the Docent Voting Agreement.

Pursuant to the Docent Voting Agreement, the Docent Voting Agreement Stockholders have agreed to vote their shares of Docent Common Stock (plus any additional shares of Docent Common Stock and all additional options, warrants and other rights to acquired shares of Docent Common Stock) beneficially owned by the Docent Voting Agreement Stockholders (the “Docent Voting Agreement Shares”) at every Docent stockholders meeting and every written consent in lieu of such a meeting to vote the shares (a) in favor of the Docent Merger and the Merger Agreement, (b) against the approval of any proposal that would result in a breach by Docent of the Merger Agreement, and (c) against any proposal made in opposition to, or in competition with, consummation of the Docent Merger or the Merger and the other transactions contemplated by the Merger Agreement.  The Docent Voting Agreement terminates upon the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (ii) such date and time as the Merger Agreement shall have been terminated in accordance with its terms.

The Purpose of the transactions under the Docent Voting Agreement is to facilitate the consummation by Click2learn and Docent of the transactions contemplated under the Merger Agreement.
(c) Not applicable.

(d)           Upon consummation of the Docent Merger, the directors of Docent will be the Chief Executive Officers of each of Click2learn and Docent and the officers of Docent will be determined by the directors of Docent.

(e)           At the effective time of the Merger, each holder of outstanding Docent Common Stock will receive, in exchange for each share of Docent Common Stock held by such holder, .9525 shares of Newco Common Stock.  Each option and warrant to purchase Docent common stock that is outstanding immediately prior to the merger will be assumed by Newco and, after the effective time of the Docent merger, will represent the right to purchase Newco common stock.  As a result, Docent will continue as a wholly-owned subsidiary of Newco.

(f) See items 4(a)-(b) above.

(g)           Upon consummation of the Docent Merger, the Certificate of Incorporation of Docent shall, by virtue of the Docent Merger, and without any further action on the part Docent or Devil Merger Sub, be amended and restated in its entirety to read the same as the Certificate of Incorporation of Devil Merger Sub as in effect immediately prior to the consummation of the Docent Merger; provided, however, that the name of the corporation shall be “Docent, Inc.”  Upon consummation of the Merger, the Bylaws of Devil Merger Sub, as in effect immediately prior to the Docent Merger, shall be the Bylaws of Docent until thereafter amended.  Following the consummation of the Docent Merger, Docent will be 100% owned by Newco.

(h)-(i)      If the Merger is consummated as planned, Docent Common Stock will be exchanged for Newco Common Stock. Accordingly, Docent Common Stock will be eligible for termination of registration pursuant to the Act and delisted from The Nasdaq National Market.

(j)            Other than described above, Click2learn currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Click2learn reserves the right to develop such plans).

References to, and descriptions of, the Merger, the Merger Agreement and the Docent Voting Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the copies of the Merger Agreement and Docent Voting Agreement included as Exhibits A and B, respectively.

Item 5.	Interest in Securities of the Issuer

(a) – (b)     As a result of the Docent Voting Agreement, Click2learn will share voting power power with respect to 936,445 shares of Docent Common Stock (including an aggregate of 595,215 shares issuable pursuant to options that are exercisable within sixty days of October 15, 2003), constituting approximately 6.84% of the issued and outstanding shares of Docent Common Stock as of October 15, 2003.  However, Click2learn is not entitled to any rights as a stockholder of Docent as to the Shares and expressly disclaims any beneficial ownership of such shares.

To Click2learn’s knowledge, no person listed on Schedule A has an ownership interest in Docent.

Set forth on Schedule B are the names of the stockholders of Docent that have entered into a Docent Voting Agreement with Click2learn, and their present principal occupation or employment, including the name, principal business and address of any corporation or other organization in which such employment is conducted, to Click2learn’s knowledge.

(c)           To Click2learn’s knowledge, no transactions in the class of securities reported have been effected during the past sixty says by any person named pursuant to Item 2 other than the acquisitions by Neil J. Laird, as trustee of the Neil J. Laird 2002 Living Trust, dated July 31, 2002, of 200 shares of common stock on August 4, 2003 at the price of $3.69, 500 shares of common stock on August 4, 2003, at the price of $3.68 and 4,300 shares of common stock on August 5, 2003 as reported on a Form 4 filed with the SEC on August 5, 2003.

(d)           To the knowledge of Click2learn, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Click2learn reported on herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Merger Agreement and the Voting Agreements included as Exhibits A and B hereto, to Click2learn’s knowledge there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of Docent, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits
The following documents are filed as exhibits:
A. Form of Voting Agreement, dated as of October 20, 2003, between Click2learn, Inc. and certain shareholders of Docent, Inc.*

B.            Agreement and Plan of Reorganization, dated as of October 20, 2003, by and among Docent, Inc., Click2learn, Inc., Hockey Merger Corporation, Devil Acquisition Corporation and Canuck Acquisition Corporation.*

*Incorporated by reference to the 8-K filed by Click2learn, Inc. on October 21, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CLICK2LEARN, INC. October 30, 2003
Date
/s/ Steven Esau
Signature
Steven Esau Senior Vice President, General Counsel and Secretary
Name/Title

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

CLICK2LEARN, INC.

The following table sets forth the name, business address and present principal occupation or employment, and citizenship, of each director and executive officer of Click2learn.  Except as otherwise indicated, the address of each such person is c/o click2learn, Inc., 110 – 110th Avenue NE, Suite 700, Bellevue, WA  98004.  To Click2learn’s knowledge, other than as indicated below, each of the individuals identified below is a citizen of the United States.

Name	Principal Occupation

Kevin Oakes	Chairman of the Board, Chief Executive Officer and President, Click2learn, Inc.

Bert Kolde	Director, Click2learn, Inc.; Chief Operating Officer at Digeo, Inc. 8815 122nd Avenue NE Kirkland, WA 98033

Edward S. Harris	Director, Click2learn, Inc. Independent Financial Consultant 13781 NE 2nd Place Bellevue, WA 98005

Ronald S. Posner	Director, Click2learn, Inc. Venture Capitalist 820 Stony Hill Road Tiburon, CA 94920

Sally Narodick	Director, Click2learn, Inc. Consultant 4513 54th Avenue NE Seattle, WA 98105

Jonathan Morgan	Director, Click2learn, Inc.; Director, President and Chief Executive Officer, First Virtual Communications, Inc. 3200 Bridge Parkway, Suite 220 Redwood City, CA 94065 Canadian citizen

Vijay Vashee	Director, Click2learn, Inc.

Retired—Community Leadership Participant 7439 W. Mercer Way Mercer Island, WA 98040

John Coné	Director, Click2learn, Inc.; President and CEO, ASTD 1640 King Street Alexandria, Virginia 22314

John D. Atherly	Vice President, Finance and Administration and Chief Financial Officer, Click2learn, Inc.

Sudheer Koneru	Chief Strategy Officer, Click2learn, Inc.

Srinivas Chandrasekar	Chief Technology Officer, Click2learn, Inc.

Gary Millrood	Executive Vice President of Worldwide Sales and Alliances, Click2learn, Inc.

Ray Pitts	Vice President, Professional Services, Click2learn, Inc.

Steven Esau	Senior Vice President, General Counsel, and Secretary, Click2learn, Inc.

Rick Collins	Vice President, Business Development, Click2learn, Inc.

Grant Smuts	Vice President, EMEA (Europe, Middle East, Africa), Click2learn, Inc. Australian citizen

James Federico	Senior Vice President, Technology, Click2learn, Inc.

SCHEDULE B

The following table sets forth the name and present principal occupation or employment of each Docent stockholder that entered into the Voting Agreement with Click2learn.  Except as indicated below, the business address of each such person is c/o Docent, Inc., 2444 Charleston Road, Mountain View, CA  94043.  To Click2learn’s knowledge, each of the individuals identified below is a citizen of the United States, with the exception of David Crussell who is a citizen of the United Kingdom.  The information set forth below is based solely on information provided by Docent, Inc.

Name	Principal Occupation	Shares of Docent Beneficially Owned

Jack Acosta	Director, Docent, Inc.	-0-

R. Andrew Eckert	Director, President and Chief Executive Officer, Docent, Inc.	284,176	(1)

Donald Fowler	Director, Docent, Inc.; Director, Storage Engine Inc.	-0-

Kevin Hall	Director, Docent, Inc.	21,988	(2)

Ali Kutay	Director, Docent, Inc.	23,321	(3)

David Mandelkern	Director, Executive Vice President and Chief Technology Officer, Docent, Inc.	381,269	(4)

V. Holly Albert	Vice President, General Counsel and Secretary, Docent, Inc.	9,166	(5)

David Crussell	Senior Vice President, Worldwide Operations, Docent, Inc.	81,107	(6)

Sanjay Dholakia	Vice President, Business Development, Docent, Inc.	67,293	(7)

Neil Laird	Chief Financial Officer, Docent, Inc.	68,125	(8)

(1)                                  Based solely on information provided by Docent and includes 282,843 shares of Docent Common Stock issuable upon the exercise of options to purchase Docent Common stock which are exercisable or will become exercisable within 60 days of October 15, 2003.

(2)                                  Based solely on information provided by Docent and includes 8,665 shares of Docent Common Stock issuable upon the exercise of options to purchase Docent Common stock which are exercisable or will become exercisable within 60 days of October 15, 2003.

(3)                                  Based solely on information provided by Docent and represents shares of Docent Common Stock issuable upon the exercise of options to purchase Docent Common stock which are exercisable or will become exercisable within 60 days of October 15, 2003.

(4)                                  Based solely on information provided by Docent and includes 70,684 shares of Docent Common Stock issuable upon the exercise of options to purchase Docent Common stock which are exercisable or will become exercisable within 60 days of October 15, 2003.

(5)                                  Based solely on information provided by Docent and represents shares of Docent Common Stock issuable upon the exercise of options to purchase Docent Common stock which are exercisable or will become exercisable within 60 days of October 15, 2003.

(6)                                  Based solely on information provided by Docent and represents shares of Docent Common Stock issuable upon the exercise of options to purchase Docent Common stock which are exercisable or will become exercisable within 60 days of October 15, 2003.

(7)                                  Based solely on information provided by Docent and includes 66,314 shares of Docent Common Stock issuable upon the exercise of options to purchase Docent Common stock which are exercisable or will become exercisable within 60 days of October 15, 2003.

(8)                                  Based solely on information provided by Docent and includes 53,125 shares of Docent Common Stock issuable upon the exercise of options to purchase Docent Common stock which are exercisable or will become exercisable within 60 days of October 15, 2003.